PRESIDIO PROPERTY TRUST, INC.

4995 Murphy Canyon Road, Suite 300

San Diego, CA 92123

May 14, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Holt

Re:	Presidio Property Trust, Inc. (the “Company”)
Registration Statement on Form S-3
Filed April 26, 2024
File No. 333-278960

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00PM EDT on Friday, May 17, 2024, or as soon thereafter as is practicable.

If you have any questions, please call Avital Perlman, Esq. at 212-930-9700.

Very truly yours,

PRESIDIO PROPERTY TRUST, INC.

By:	/s/ Jack K. Heilbron
Name:	Jack K. Heilbron
Title:	Chief Executive Officer and President